Filed by South Plains Financial, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: South Plains Financial, Inc.
SEC File No.: 001-38895
Date: January 26, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  January 26, 2026

South Plains Financial, Inc.
(Exact name of registrant as specified in its charter)

Texas	001-38895	75-2453320
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5219 City Bank Parkway Lubbock, Texas	79407
(Address of principal executive offices)	(Zip Code)

(806) 792-7101
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $1.00 per share	SPFI	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02	Results of Operations and Financial Condition.

On January 26, 2026, South Plains Financial, Inc. (the “Company”) issued a press release announcing its financial results for the fourth quarter and year ended December 31, 2025. A copy of the Company’s press release covering such announcement and certain other matters is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

Item 7.01	Regulation FD Disclosure.

On January 26, 2026, officers of the Company will conduct a conference call at 5:00 p.m., Eastern Time, with respect to the Company’s financial results for the fourth quarter and year ended December 31, 2025. An earnings release slide presentation highlighting the Company’s financial results for the fourth quarter and year ended December 31, 2025 is furnished as Exhibit 99.2 to this Current Report on Form 8-K. This earnings release slide presentation will also be available on the Company’s website, www.spfi.bank, under the “News & Events” section.

In accordance with General Instruction B.2 of Form 8-K, the information in Items 2.02 and 7.01 of this Current Report on Form 8-K, including Exhibit 99.1 and Exhibit 99.2 furnished herewith, shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section. The information in Items 2.02 and 7.01 of this Current Report on Form 8-K, including Exhibit 99.1 and Exhibit 99.2 furnished herewith, shall not be incorporated by reference into any filing or other document pursuant to the Exchange Act or the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing or document.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

99.1	Press release, dated January 26, 2026, announcing fourth quarter and year-end 2025 financial results of South Plains Financial, Inc.

99.2	Earnings release slide presentation, dated January 26, 2026.

104	Cover Page Interactive Data File (formatted as Inline XBRL).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTH PLAINS FINANCIAL, INC.

Date: January 26, 2026	By:	/s/ Steven B. Crockett
Steven B. Crockett
Chief Financial Officer and Treasurer

Exhibit 99.1

South Plains Financial, Inc. Reports Fourth Quarter and Year-End 2025 Financial Results

LUBBOCK, Texas, January 26, 2026 (GLOBE NEWSWIRE) – South Plains Financial, Inc. (NASDAQ:SPFI) (“South Plains” or the “Company”), the parent company of City Bank (“City Bank” or the “Bank”), today reported its financial results for the quarter and year ended December 31, 2025.

Fourth Quarter 2025 Highlights

●	Net income for the fourth quarter of 2025 was $15.3 million, compared to $16.3 million for the third quarter of 2025 and $16.5 million for the fourth quarter of 2024.
●	Diluted earnings per share for the fourth quarter of 2025 was $0.90, compared to $0.96 for the third quarter of 2025 and $0.96 for the fourth quarter of 2024.
●	Average cost of deposits for the fourth quarter of 2025 was 201 basis points, compared to 210 basis points for the third quarter of 2025 and 229 basis points for the fourth quarter of 2024.
●	Net interest margin, on a tax-equivalent basis, was 4.00% for the fourth quarter of 2025, compared to 4.05% for the third quarter of 2025 and 3.75% for the fourth quarter of 2024.
●	Return on average assets for the fourth quarter of 2025 was 1.36%, compared to 1.47% for the third quarter of 2025 and 1.53% for the fourth quarter of 2024.
●	Tangible book value (non-GAAP) per share was $29.05 as of December 31, 2025, compared to $28.14 as of September 30, 2025 and $25.40 as of December 31, 2024.
●	The consolidated total risk-based capital ratio, common equity tier 1 risk-based capital ratio, and tier 1 leverage ratio at December 31, 2025 were 17.26%, 14.45%, and 12.53%, respectively.
●
As previously reported, entered into a definitive agreement to acquire BOH Holdings, Inc. (“BOH”) and its banking subsidiary Bank of Houston on December 1, 2025. At September 30, 2025, BOH had approximately $772 million in assets, $633 million in loans, and $629 million in deposits.

Full Year 2025 Highlights

●	Full year net income of $58.5 million in 2025, compared to $49.7 million in 2024.
●	Diluted earnings per share of $3.44 in 2025, compared to $2.92 in 2024.
●	Loans held for investment grew $89.4 million, or 2.9%, during 2025.
●	Total assets were $4.48 billion at December 31, 2025, compared to $4.23 billion at December 31, 2024.
●	Return on average assets of 1.33% for the full year 2025, compared to 1.17% for 2024.

Curtis Griffith, South Plains’ Chairman and Chief Executive Officer, commented, “We delivered strong results for the full year 2025 highlighted by 17.8% diluted earnings per share growth, loan growth in line with our guidance, year-over-year net interest margin expansion of 33 basis points as we continue to closely manage our cost of funds, and grew our tangible book value per share over 14% to $29.05 at the end of 2025. We also made great strides executing our growth strategy having recruited outstanding lenders across our markets who we believe will bring new relationships to City Bank while also entering into the definitive agreement in December to acquire BOH and Bank of Houston which we believe will provide important scale in the fast-growing Houston market upon consummation of the acquisition. Taken together, we expect our loan growth to accelerate to a mid-to-high single digit rate in 2026 as we work to increase the earnings power of South Plains. We have laid the foundation to be a larger community bank which includes making the necessary investments in our technology, systems, and processes so that we can grow efficiently. While we have accomplished much, we are not standing still. We continue to look for attractive franchises, like BOH, as we believe we have the capacity to acquire another bank in a similar size range while also selectively recruiting high-quality lenders in our markets. I am very excited for what lies ahead for our employees, our customers, and our shareholders.”

Results of Operations, Quarter Ended December 31, 2025

Net Interest Income

Net interest income was $43.0 million for the fourth quarter of 2025, compared to $43.0 million for the third quarter of 2025 and $38.5 million for the fourth quarter of 2024. Net interest margin, calculated on a tax-equivalent basis, was 4.00% for the fourth quarter of 2025, compared to 4.05% for the third quarter of 2025 and 3.75% for the fourth quarter of 2024. The average yield on loans was 6.79% for the fourth quarter of 2025, compared to 6.92% for the third quarter of 2025 and 6.69% for the fourth quarter of 2024. The average cost of deposits was 201 basis points for the fourth quarter of 2025, which is 9 basis points lower than the third quarter of 2025 and 28 basis points lower than the fourth quarter of 2024. Loan interest income for the third quarter of 2025 included $640 thousand in interest and fees recognized related to the resolution of credit workouts. This amount positively impacted the net interest margin by 6 basis points and the loan yield by 8 basis points during the third quarter of 2025.

Interest income was $63.4 million for the fourth quarter of 2025, compared to $64.5 million for the third quarter of 2025 and $61.3 million for the fourth quarter of 2024. Interest income decreased $1.1 million in the fourth quarter of 2025 from the third quarter of 2025, which was primarily attributable to a decrease of $1.1 million in interest income on loans. The decrease in interest income on loans was mainly due to the $640 thousand of loan interest and fees noted above and the decrease in short-term interest rates that occurred during the last 4 months of 2025. Interest income increased $2.1 million in the fourth quarter of 2025 compared to the fourth quarter of 2024. This increase was primarily due to an increase of average loans of $38.2 million and an increase of 10 basis points in loan yield during the period, resulting in growth of $1.6 million in loan interest income.

Interest expense was $20.5 million for the fourth quarter of 2025, compared to $21.5 million for the third quarter of 2025 and $22.8 million for the fourth quarter of 2024. Interest expense decreased $1.0 million compared to the third quarter of 2025 and decreased $2.3 million compared to the fourth quarter of 2024. The $1.0 million decrease was primarily a result of a 12 basis point decline in the cost of interest-bearing deposits in the fourth quarter of 2025 as compared to the third quarter of 2025 and the reduction in interest expense of $610 thousand as a result of the $50 million subordinated debt redemption in September 2025. The $2.3 million decrease was primarily a result of a 37 basis point decline in the cost of interest-bearing deposits, partially offset by an increase of $129.4 million in average interest-bearing deposits in the fourth quarter of 2025 as compared to the fourth quarter of 2024, and the reduction in interest expense of $610 thousand as a result of the $50 million subordinated debt redemption in September 2025.

Noninterest Income and Noninterest Expense

Noninterest income was $10.9 million for the fourth quarter of 2025, compared to $11.2 million for the third quarter of 2025 and $13.3 million for the fourth quarter of 2024. The decrease from the third quarter of 2025 was primarily due to a decrease of $185 thousand in mortgage banking revenues, mainly as a result of a decline in mortgage loans originated for sale during the fourth quarter. The decrease in noninterest income for the fourth quarter of 2025 as compared to the fourth quarter of 2024 was primarily due to a decrease of $2.6 million in mortgage banking revenues, mainly as a result of the change in the fair value adjustment of the mortgage servicing rights assets – a write-down of $665 thousand in the fourth quarter of 2025 compared to a write-up of $1.5 million in the fourth quarter of 2024 – based on interest rate changes during the respective quarters.

Noninterest expense was $33.0 million for the fourth quarter of 2025, compared to $33.0 million for the third quarter of 2025 and $29.9 million for the fourth quarter of 2024. Changes from the third quarter of 2025 included a decrease of $1.0 million in personnel expense, based on lower incentive-based compensation expense, and an increase of $1.1 million in professional service expenses related primarily to approximately $500 thousand in acquisition related expenses and consulting on technology projects and other initiatives. The $3.1 million increase in noninterest expense for the fourth quarter of 2025 as compared to the fourth quarter of 2024 was largely the result of an increase of $1.0 million in personnel expenses mainly the result of annual salary adjustments, an increase in professional service expenses of $858 thousand primarily related to approximately $500 thousand in acquisition related expenses and consulting on technology projects and other initiatives, and an increase of $993 thousand in other noninterest expenses, mainly from the ineffectiveness related to fair value hedges on municipal securities.

Loan Portfolio and Composition

Loans held for investment were $3.14 billion as of December 31, 2025, compared to $3.05 billion as of September 30, 2025 and $3.06 billion as of December 31, 2024. The increase of $91.0 million, or 3.0%, during the fourth quarter of 2025 as compared to the third quarter of 2025 occurred primarily as a result of organic loan growth in multi-family property loans, direct energy loans, and other commercial loans. As of December 31, 2025, loans held for investment increased $89.5 million as of December 31, 2025 as compared to December 31, 2024, primarily as a result of organic growth broadly across the loan portfolio, partially offset by a decrease of $86.2 million in multi-family property loans.

Deposits and Borrowings

Deposits totaled $3.87 billion as of December 31, 2025, compared to $3.88 billion as of September 30, 2025 and $3.62 billion as of December 31, 2024. Deposits were essentially unchanged in the fourth quarter of 2025 from September 30, 2025. Deposits increased by $253.2 million, or 7.0%, at December 31, 2025 as compared to December 31, 2024. Noninterest-bearing deposits were $1.02 billion as of December 31, 2025, compared to $1.0 billion as of September 30, 2025 and $935.5 million as of December 31, 2024. Noninterest-bearing deposits represented 26.4% of total deposits as of December 31, 2025. The year-over-year change in total deposits was due to organic growth in both retail and commercial deposits.

Asset Quality

The Company recorded a provision for credit losses in the fourth quarter of 2025 of $1.8 million, compared to $500 thousand in the third quarter of 2025 and $1.2 million in the fourth quarter of 2024. The increase in provision for the fourth quarter of 2025 as compared to the third quarter of 2025 was largely attributable to the increase in loan balance noted above.

The ratio of allowance for credit losses to loans held for investment was 1.44% as of December 31, 2025, compared to 1.45% as of September 30, 2025 and 1.42% as of December 31, 2024.

The ratio of nonperforming assets to total assets was 0.26% as of December 31, 2025, compared to 0.26% as of September 30, 2025 and 0.58% as of December 31, 2024. Annualized net charge-offs were 0.10% for the fourth quarter of 2025, compared to 0.16% for the third quarter of 2025 and 0.11% for the fourth quarter of 2024.

Capital

Book value per share increased to $30.31 at December 31, 2025, compared to $29.41 at September 30, 2025. The change was primarily driven by $12.7 million of net income after dividends paid and by an increase in accumulated other comprehensive income of $3.4 million. The ratio of tangible common equity to tangible assets (non-GAAP) increased 36 basis points to 10.61% at December 31, 2025.

Conference Call

South Plains will host a conference call to discuss its fourth quarter and year-end 2025 financial results today, January 26, 2026, at 5:00 p.m., Eastern Time. Investors and analysts interested in participating in the call are invited to dial 1-877-407-9716 (international callers please dial 1-201-493-6779) approximately 10 minutes prior to the start of the call. A live audio webcast of the conference call and conference materials will be available on the Company’s website at https://www.spfi.bank/news-events/events.

A replay of the conference call will be available within two hours of the conclusion of the call and can be accessed on the investor section of the Company’s website as well as by dialing 1-844-512-2921 (international callers please dial 1-412-317-6671). The pin to access the telephone replay is 13757840. The replay will be available until February 9, 2026.

About South Plains Financial, Inc.

South Plains is the bank holding company for City Bank, a Texas state-chartered bank headquartered in Lubbock, Texas. City Bank is one of the largest independent banks in West Texas and has additional banking operations in the Dallas, El Paso, Greater Houston, the Permian Basin, and College Station, Texas markets, and the Ruidoso, New Mexico market. South Plains provides a wide range of commercial and consumer financial services to small and medium-sized businesses and individuals in its market areas. Its principal business activities include commercial and retail banking, along with investment, trust and mortgage services. Please visit https://www.spfi.bank for more information.

Non-GAAP Financial Measures

Some of the financial measures included in this press release are not measures of financial performance recognized in accordance with generally accepted accounting principles in the United States (“GAAP”). These non-GAAP financial measures include Tangible Book Value Per Share, Tangible Common Equity to Tangible Assets, and Pre-Tax, Pre-Provision Income. The Company believes these non-GAAP financial measures provide both management and investors a more complete understanding of the Company’s financial position and performance. These non-GAAP financial measures are supplemental and are not a substitute for any analysis based on GAAP financial measures.

We classify a financial measure as being a non-GAAP financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are included or excluded, as the case may be, in the most directly comparable measure calculated and presented in accordance with GAAP as in effect from time to time in the United States in our statements of income, balance sheets or statements of cash flows. Not all companies use the same calculation of these measures; therefore, this presentation may not be comparable to other similarly titled measures as presented by other companies.

A reconciliation of non-GAAP financial measures to GAAP financial measures is provided at the end of this press release.

Available Information

The Company routinely posts important information for investors on its web site (under www.spfi.bank and, more specifically, under the News & Events tab at www.spfi.bank/news-events/press-releases). The Company intends to use its web site as a means of disclosing material non-public information and for complying with its disclosure obligations under Regulation FD (Fair Disclosure) promulgated by the U.S. Securities and Exchange Commission (the “SEC”). Accordingly, investors should monitor the Company’s web site, in addition to following the Company’s press releases, SEC filings, public conference calls, presentations and webcasts.

The information contained on, or that may be accessed through, the Company’s web site is not incorporated by reference into, and is not a part of, this document.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect South Plains’ current views with respect to future events and South Plains’ financial performance. Any statements about South Plains’ expectations, beliefs, plans, predictions, forecasts, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “believes,” “can,” “could,” “may,” “predicts,” “potential,” “should,” “will,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “intends” and similar words or phrases. South Plains cautions that the forward-looking statements in this press release are based largely on South Plains’ expectations and are subject to a number of known and unknown risks and uncertainties that are subject to change based on factors which are, in many instances, beyond South Plains’ control. Factors that could cause such changes include, but are not limited to, the expected impact of the proposed transaction between South Plains and BOH and on the combined entities’ operations, financial condition, and financial results; the businesses of South Plains and BOH may not be combined successfully, or such combination may take longer to accomplish than expected; the cost savings from the proposed transaction may not be fully realized or may take longer to realize than expected; operating costs, customer loss and business disruption following the proposed transaction, including adverse effects on relationships with employees, may be greater than expected; regulatory approvals of the proposed transaction may not be obtained, or adverse conditions may be imposed in connection with regulatory approvals of the proposed transaction; the BOH shareholders may not approve the proposed transaction; the impact on us and our customers of a decline in general economic conditions and any regulatory responses thereto; slower economic growth rates or potential recession in the United States and our market areas uncertainty or perceived instability in the banking industry as a whole; increased competition for deposits in our market areas among traditional and nontraditional financial services companies, and related changes in deposit customer behavior; the impact of changes in market interest rates, whether due to a continuation of the elevated interest rate environment or further reductions in interest rates and a resulting decline in net interest income; the lingering inflationary pressures, and the risk of the resurgence of elevated levels of inflation, in the United States and our market areas; the uncertain impacts of ongoing quantitative tightening and current and future monetary policies of the Board of Governors of the Federal Reserve System; changes in unemployment rates in the United States and our market areas; adverse changes in customer spending, borrowing and savings habits; declines in commercial real estate values and prices; a deterioration of the credit rating for U.S. long-term sovereign debt or the impact of uncertain or changing political conditions, including federal government shutdowns and uncertainty regarding United States fiscal debt, deficit and budget matters; cyber incidents or other failures, disruptions or breaches of our operational or security systems or infrastructure, or those of our third-party vendors or other service providers, including as a result of cyber-attacks; severe weather, natural disasters, acts of war or terrorism, geopolitical instability, domestic civil unrest or other external events, including as a result of the impact of the policies of the current U.S. presidential administration or Congress; the impacts of tariffs, sanctions, and other trade policies of the United States and its global trading counterparts and the resulting impact on the Company and its customers; competition and market expansion opportunities; changes in non-interest expenditures or in the anticipated benefits of such expenditures; the risks related to the development, implementation, use and management of emerging technologies, including artificial intelligence and machine learnings; potential costs related to the impacts of climate change; current or future litigation, regulatory examinations or other legal and/or regulatory actions; changes in accounting principles and standards, including those related to loan loss recognition under the current expected credit loss, or CECL, methodology; and changes in applicable laws regulations, or policies in the United States. Additional information regarding these risks and uncertainties to which South Plains’ business and future financial performance are subject is contained in South Plains’ most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q on file with the SEC, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of such documents, and other documents South Plains files or furnishes with the SEC from time to time, which are available on the SEC’s website, www.sec.gov. Actual results, performance or achievements could differ materially from those contemplated, expressed, or implied by the forward-looking statements due to additional risks and uncertainties of which South Plains is not currently aware or which it does not currently view as, but in the future may become, material to its business or operating results. Due to these and other possible uncertainties and risks, the Company can give no assurance that the results contemplated in the forward-looking statements will be realized and readers are cautioned not to place undue reliance on the forward-looking statements contained in this press release. Any forward-looking statements presented herein are made only as of the date of this press release, and South Plains does not undertake any obligation to update or revise any forward-looking statements to reflect changes in assumptions, new information, the occurrence of unanticipated events, or otherwise, except as required by applicable law. All forward-looking statements, express or implied, included in the press release are qualified in their entirety by this cautionary statement.

Contact:	Mikella Newsom, Chief Risk Officer and Secretary
(866) 771-3347
investors@city.bank

Source: South Plains Financial, Inc.

South Plains Financial, Inc.
Consolidated Financial Highlights - (Unaudited)
(Dollars in thousands, except share data)

	As of and for the quarter ended
	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024
Selected Income Statement Data:
Interest income	$63,421	$64,520	$64,135	$59,922	$61,324
Interest expense	20,471	21,501	21,632	21,395	22,776
Net interest income	42,950	43,019	42,503	38,527	38,548
Provision for credit losses	1,775	500	2,500	420	1,200
Noninterest income	10,934	11,165	12,165	10,625	13,319
Noninterest expense	33,023	33,024	33,543	33,030	29,948
Income tax expense	3,832	4,342	4,020	3,408	4,222
Net income	15,254	16,318	14,605	12,294	16,497
Per Share Data (Common Stock):
Net earnings, basic	$0.94	$1.00	$0.90	$0.75	$1.01
Net earnings, diluted	0.90	0.96	0.86	0.72	0.96
Cash dividends declared and paid	0.16	0.16	0.15	0.15	0.15
Book value	30.31	29.41	27.98	27.33	26.67
Tangible book value (non-GAAP)	29.05	28.14	26.70	26.05	25.40
Weighted average shares outstanding, basic	16,248,336	16,241,695	16,231,627	16,415,862	16,400,361
Weighted average shares outstanding, dilutive	16,996,517	16,990,546	16,886,993	17,065,599	17,161,646
Shares outstanding at end of period	16,293,577	16,247,839	16,230,475	16,235,647	16,455,826
Selected Period End Balance Sheet Data:
Cash and cash equivalents	$552,439	$635,046	$470,496	$536,300	$359,082
Investment securities	567,540	571,138	570,000	571,527	577,240
Total loans held for investment	3,144,502	3,053,503	3,098,978	3,075,860	3,055,054
Allowance for credit losses	45,131	44,125	45,010	42,968	43,237
Total assets	4,480,500	4,479,437	4,363,674	4,405,209	4,232,239
Interest-bearing deposits	2,850,560	2,831,642	2,740,179	2,826,055	2,685,366
Noninterest-bearing deposits	1,023,517	1,049,501	998,759	966,464	935,510
Total deposits	3,874,077	3,881,143	3,738,938	3,792,519	3,620,876
Borrowings	60,493	60,493	111,799	110,400	110,354
Total stockholders’ equity	493,837	477,802	454,074	443,743	438,949
Summary Performance Ratios:
Return on average assets (annualized)	1.36%	1.47%	1.34%	1.16%	1.53%
Return on average equity (annualized)	12.46%	13.89%	13.05%	11.30%	14.88%
Net interest margin (1)	4.00%	4.05%	4.07%	3.81%	3.75%
Yield on loans	6.79%	6.92%	6.99%	6.67%	6.69%
Cost of interest-bearing deposits	2.75%	2.87%	2.91%	2.93%	3.12%
Efficiency ratio	61.02%	60.69%	61.11%	66.90%	57.50%
Summary Credit Quality Data:
Nonperforming loans	$9,805	$9,709	$10,463	$6,467	$24,023
Nonperforming loans to total loans held for investment	0.31%	0.32%	0.34%	0.21%	0.79%
Other real estate owned	$1,749	$1,827	$535	$600	$530
Nonperforming assets to total assets	0.26%	0.26%	0.25%	0.16%	0.58%
Allowance for credit losses to total loans held for investment	1.44%	1.45%	1.45%	1.40%	1.42%
Net charge-offs to average loans outstanding (annualized)	0.10%	0.16%	0.06%	0.07%	0.11%

	As of and for the quarter ended
	December 31 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024
Capital Ratios:
Total stockholders’ equity to total assets	11.02%	10.67%	10.41%	10.07%	10.37%
Tangible common equity to tangible assets (non-GAAP)	10.61%	10.25%	9.98%	9.64%	9.92%
Common equity tier 1 to risk-weighted assets	14.45%	14.41%	13.86%	13.59%	13.53%
Tier 1 capital to average assets	12.53%	12.37%	12.12%	12.04%	12.04%
Total capital to risk-weighted assets	17.26%	17.34%	18.17%	17.93%	17.86%

(1)	Net interest margin is calculated as the annual net interest income, on a fully tax-equivalent basis, divided by average interest-earning assets.

South Plains Financial, Inc.
Average Balances and Yields - (Unaudited)
(Dollars in thousands)

	For the Three Months Ended
	December 31, 2025			December 31, 2024

	Average Balance	Interest	Yield/Rate	Average Balance	Interest	Yield/Rate
Assets
Loans (1)	$3,087,949	$52,825	6.79%	$3,049,718	$51,270	6.69%
Debt securities - taxable	502,249	4,604	3.64%	518,646	4,994	3.83%
Debt securities - nontaxable	154,306	1,087	2.79%	154,203	1,014	2.62%
Other interest-bearing assets	541,202	5,140	3.77%	390,090	4,267	4.35%

Total interest-earning assets	4,285,706	63,656	5.89%	4,112,657	61,545	5.95%
Noninterest-earning assets	179,087			189,422

Total assets	$4,464,793			$4,302,079

Liabilities & stockholders’ equity
NOW, Savings, MMDA’s	$2,394,006	15,654	2.59%	$2,249,062	16,570	2.93%
Time deposits	429,660	3,887	3.59%	445,173	4,566	4.08%
Short-term borrowings	3	-	0.00%	3	-	0.00%
Notes payable & other long-term borrowings	-	-	0.00%	-	-	0.00%
Subordinated debt	14,100	225	6.33%	63,938	834	5.19%
Junior subordinated deferrable interest debentures	46,393	705	6.03%	46,393	806	6.91%

Total interest-bearing liabilities	2,884,162	20,471	2.82%	2,804,569	22,776	3.23%
Demand deposits	1,032,323			978,742
Other liabilities	62,488			77,732
Stockholders’ equity	485,820			441,036

Total liabilities & stockholders’ equity	$4,464,793			$4,302,079

Net interest income		$43,185			$38,769
Net interest margin (2)			4.00%			3.75%

(1)	Average loan balances include nonaccrual loans and loans held for sale.
(2)	Net interest margin is calculated as the annualized net interest income, on a fully tax-equivalent basis, divided by average interest-earning assets.

South Plains Financial, Inc.
Average Balances and Yields - (Unaudited)
(Dollars in thousands)

	For the Twelve Months Ended
	December 31, 2025			December 31, 2024

	Average Balance	Interest	Yield/Rate	Average Balance	Interest	Yield/Rate
Assets
Loans (1)	$3,087,635	$211,231	6.84%	$3,054,189	$202,301	6.62%
Debt securities - taxable	504,853	18,634	3.69%	532,730	21,090	3.96%
Debt securities - nontaxable	153,691	4,196	2.73%	155,168	4,076	2.63%
Other interest-bearing assets	468,655	18,847	4.02%	312,917	14,319	4.58%

Total interest-earning assets	4,214,834	252,908	6.00%	4,055,004	241,786	5.96%
Noninterest-earning assets	171,720			179,527

Total assets	$4,386,554			$4,234,531

Liabilities & stockholders’ equity
NOW, Savings, MMDA’s	$2,337,103	63,062	2.70%	$2,250,942	70,362	3.13%
Time deposits	433,760	16,293	3.76%	411,028	16,719	4.07%
Short-term borrowings	8	-	0.00%	3	-	0.00%
Notes payable & other long-term borrowings	-	-	0.00%	-	-	0.00%
Subordinated debt	51,412	2,730	5.31%	63,868	3,339	5.23%
Junior subordinated deferrable interest debentures	46,393	2,914	6.28%	46,393	3,381	7.29%

Total interest-bearing liabilities	2,868,676	84,999	2.96%	2,772,234	93,801	3.38%
Demand deposits	991,899			968,307
Other liabilities	65,476			70,777
Stockholders’ equity	460,503			423,213

Total liabilities & stockholders’ equity	$4,386,554			$4,234,531

Net interest income		$167,909			$147,985
Net interest margin (2)			3.98%			3.65%

(1)	Average loan balances include nonaccrual loans and loans held for sale.
(2)	Net interest margin is calculated as the annualized net interest income, on a fully tax-equivalent basis, divided by average interest-earning assets.

South Plains Financial, Inc.
Consolidated Balance Sheets
(Unaudited)
(Dollars in thousands)

	As of
	December 31, 2025	December 31, 2024

Assets
Cash and due from banks	$58,318	$54,114
Interest-bearing deposits in banks	494,121	304,968
Securities available for sale	567,540	577,240
Loans held for sale	9,993	20,542
Loans held for investment	3,144,502	3,055,054
Less: Allowance for credit losses	(45,131)	(43,237)
Net loans held for investment	3,099,371	3,011,817
Premises and equipment, net	51,563	52,951
Goodwill	19,315	19,315
Intangible assets	1,133	1,720
Mortgage servicing rights	24,041	26,292
Other assets	155,105	163,280
Total assets	$4,480,500	$4,232,239

Liabilities and Stockholders’ Equity
Noninterest-bearing deposits	$1,023,517	$935,510
Interest-bearing deposits	2,850,560	2,685,366
Total deposits	3,874,077	3,620,876
Short-term borrowings	-	—
Subordinated debt	14,100	63,961
Junior subordinated deferrable interest debentures	46,393	46,393
Other liabilities	52,093	62,060
Total liabilities	3,986,663	3,793,290
Stockholders’ Equity
Common stock	16,294	16,456
Additional paid-in capital	91,065	97,287
Retained earnings	434,197	385,827
Accumulated other comprehensive income (loss)	(47,719)	(60,621)
Total stockholders’ equity	493,837	438,949
Total liabilities and stockholders’ equity	$4,480,500	$4,232,239

South Plains Financial, Inc.
Consolidated Statements of Income
(Unaudited)
(Dollars in thousands)

	Three Months Ended		Twelve Months Ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024

Interest income:
Loans, including fees	$52,818	$51,262	$211,202	$202,270
Other	10,603	10,062	40,796	38,629
Total interest income	63,421	61,324	251,998	240,899
Interest expense:
Deposits	19,541	21,136	79,355	87,081
Subordinated debt	225	834	2,730	3,339
Junior subordinated deferrable interest debentures	705	806	2,914	3,381
Other	-	-	-	-
Total interest expense	20,471	22,776	84,999	93,801
Net interest income	42,950	38,548	166,999	147,098
Provision for credit losses	1,775	1,200	5,195	4,300
Net interest income after provision for credit losses	41,175	37,348	161,804	142,798
Noninterest income:
Service charges on deposits	2,318	2,241	8,823	8,026
Mortgage banking activities	2,390	4,955	10,684	14,187
Bank card services and interchange fees	3,359	3,225	13,912	13,640
Other	2,867	2,898	11,470	12,219
Total noninterest income	10,934	13,319	44,889	48,072
Noninterest expense:
Salaries and employee benefits	18,385	17,384	76,947	74,338
Net occupancy expense	4,006	3,901	16,051	16,105
Professional services	2,413	1,555	7,310	6,583
Marketing and development	1,220	1,153	4,023	3,782
Other	6,999	5,955	28,289	26,770
Total noninterest expense	33,023	29,948	132,620	127,578
Income before income taxes	19,086	20,719	74,073	63,292
Income tax expense	3,832	4,222	15,602	13,575
Net income	$15,254	$16,497	$58,471	$49,717

South Plains Financial, Inc.
Loan Composition
(Unaudited)
(Dollars in thousands)

	As of
	December 31, 2025	December 31, 2024

Loans:
Commercial Real Estate	$1,064,625	$1,119,063
Commercial - Specialized	409,351	388,955
Commercial - General	659,323	557,371
Consumer:
1-4 Family Residential	589,851	566,400
Auto Loans	259,157	254,474
Other Consumer	62,092	64,936
Construction	100,103	103,855
Total loans held for investment	$3,144,502	$3,055,054

South Plains Financial, Inc.
Deposit Composition
(Unaudited)
(Dollars in thousands)

	As of
	December 31, 2025	December 31, 2024

Deposits:
Noninterest-bearing deposits	$1,023,517	$935,510
NOW & other transaction accounts	1,307,596	498,718
MMDA & other savings	1,111,529	1,741,988
Time deposits	431,435	444,660
Total deposits	$3,874,077	$3,620,876

South Plains Financial, Inc.
Reconciliation of Non-GAAP Financial Measures (Unaudited)
(Dollars in thousands)

	For the quarter ended
	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024
Pre-tax, pre-provision income
Net income	$15,254	$16,318	$14,605	$12,294	$16,497
Income tax expense	3,832	4,342	4,020	3,408	4,222
Provision for credit losses	1,775	500	2,500	420	1,200
Pre-tax, pre-provision income	$20,861	$21,160	$21,125	$16,122	$21,919

	As of
	December 31, 2025	September 30, 2025	June 30, 2025		March 31, 2025		December 31, 2024
Tangible common equity
Total common stockholders’ equity	$493,837	$477,802	$	$ 454,074	$	$ 443,743	$	$ 438,949
Less: goodwill and other intangibles	(20,448)	(20,580)		(20,732)		(20,884)		(21,035)

Tangible common equity	$473,389	$457,222	$	$ 433,342	$	$ 422,859	$	$ 417,914

Tangible assets
Total assets	$4,480,500	$4,479,437	$	$ 4,363,674	$	$ 4,405,209	$	$ 4,232,239
Less: goodwill and other intangibles	(20,448)	(20,580)		(20,732)		(20,884)		(21,035)

Tangible assets	$4,460,052	$4,458,857	$	$ 4,342,942	$	$ 4,384,325	$	$ 4,211,204

Shares outstanding	16,293,577	16,247,839		16,230,475		16,235,647		16,455,826

Total stockholders’ equity to total assets	11.02%	10.67%		10.41%		10.07%		10.37%
Tangible common equity to tangible assets	10.61%	10.25%		9.98%		9.64%		9.92%
Book value per share	$30.31	$29.41		$27.98		$27.33		$26.67
Tangible book value per share	$29.05	$28.14		$26.70		$26.05		$25.40

Exhibit 99.2

 South Plains Financial  Fourth Quarter 2025  Earnings Presentation  January 26, 2026

 Safe Harbor Statement and Other Disclosures   FORWARD-LOOKING STATEMENTS  This presentation contains, and future oral and written statements of South Plains Financial, Inc. (“South Plains”, “SPFI”, or the “Company”) and City Bank (“City Bank” or the “Bank”) may contain, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect South Plains’ current views with respect to future events and South Plains’ financial performance. Any statements about South Plains’ expectations, beliefs, plans, predictions, forecasts, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “believes,” “can,” “could,” “may,” “predicts,” “potential,” “should,” “will,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “intends” and similar words or phrases. Forward-looking statements include, but are not limited to: (i) projections and estimates of revenues, expenses, income or loss, earnings or loss per share, and other financial items, (ii) statements of plans, objectives and expectations of South Plains or its management, (iii) statements of future economic performance, and (iv) statements of assumptions underlying such statements. Forward-looking statements should not be relied on because they involve known and unknown risks, uncertainties and other factors, some of which are beyond the control of South Plains and City Bank. These risks, uncertainties and other factors may cause the actual results, performance, and achievements of South Plains and City Bank to be materially different from the anticipated future results, performance or achievements expressed in, or implied by, the forward-looking statements. Factors that could cause such differences include, but are not limited to, the expected impact of the proposed transaction between South Plains and BOH Holdings, Inc. (“BOH”) and on the combined entities’ operations, financial condition, and financial results; the businesses of South Plains and BOH may not be combined successfully, or such combination may take longer to accomplish than expected; the cost savings from the proposed transaction may not be fully realized or may take longer to realize than expected; operating costs, customer loss and business disruption following the proposed transaction, including adverse effects on relationships with employees, may be greater than expected; regulatory approvals of the proposed transaction may not be obtained, or adverse conditions may be imposed in connection with regulatory approvals of the proposed transaction; the BOH shareholders may not approve the proposed transaction; the impact on us and our customers of a decline in general economic conditions and any regulatory responses thereto; slower economic growth rates or potential recession in the United States and our market areas uncertainty or perceived instability in the banking industry as a whole; increased competition for deposits in our market areas among traditional and nontraditional financial services companies, and related changes in deposit customer behavior; the impact of changes in market interest rates, whether due to a continuation of the elevated interest rate environment or further reductions in interest rates and a resulting decline in net interest income; the lingering inflationary pressures, and the risk of the resurgence of elevated levels of inflation, in the United States and our market areas; the uncertain impacts of ongoing quantitative tightening and current and future monetary policies of the Board of Governors of the Federal Reserve System; changes in unemployment rates in the United States and our market areas; adverse changes in customer spending, borrowing and savings habits; declines in commercial real estate values and prices; a deterioration of the credit rating for U.S. long-term sovereign debt or the impact of uncertain or changing political conditions, including federal government shutdowns and uncertainty regarding United States fiscal debt, deficit and budget matters; cyber incidents or other failures, disruptions or breaches of our operational or security systems or infrastructure, or those of our third-party vendors or other service providers, including as a result of cyber-attacks; severe weather, natural disasters, acts of war or terrorism, geopolitical instability, domestic civil unrest or other external events, including as a result of the impact of the policies of the current U.S. presidential administration or Congress; the impacts of tariffs, sanctions, and other trade policies of the United States and its global trading counterparts and the resulting impact on the Company and its customers; competition and market expansion opportunities; changes in non-interest expenditures or in the anticipated benefits of such expenditures; the risks related to the development, implementation, use and management of emerging technologies, including artificial intelligence and machine learnings; potential costs related to the impacts of climate change; current or future litigation, regulatory examinations or other legal and/or regulatory actions; changes in accounting principles and standards, including those related to loan loss recognition under the current expected credit loss, or CECL, methodology; and changes in applicable laws regulations, or policies in the United States. Due to these and other possible uncertainties and risks, South Plains can give no assurance that the results contemplated in the forward-looking statements will be realized and readers are cautioned not to place undue reliance on the forward-looking statements contained in this presentation. Additional information regarding these factors and uncertainties to which South Plains’ business and future financial performance are subject is contained in South Plains’ most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q on file with the U.S. Securities and Exchange Commission (the “SEC”), including the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations“ of such documents, and other documents South Plains files or furnishes with the SEC from time to time. Further, any forward-looking statement speaks only as of the date on which it is made and South Plains undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as required by applicable law. All forward-looking statements, express or implied, herein are qualified in their entirety by this cautionary statement.   NON-GAAP FINANCIAL MEASURES  Management believes that certain non-GAAP performance measures used in this presentation provide meaningful information about underlying trends in its business and operations and provide both management and investors a more complete understanding of the Company’s financial position and performance. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, SPFI’s reported results prepared in accordance with GAAP. Non-GAAP financial measures have limitations as analytical tools, and investors should not consider them in isolation or as a substitute for analysis of the results or financial condition of the Company as reported under GAAP.   2  Numbers in this presentation may not sum due to rounding.

 Today’s Speakers   Curtis C. Griffith Chairman & Chief Executive Officer  Elected to the board of directors of First State Bank of Morton, Texas, in 1972 and employed by it in 1979  Elected Chairman of the First State Bank of Morton board in 1984  Chairman of the Board of City Bank and the Company since 1993  Steven B. Crockett Chief Financial Officer & Treasurer  Appointed Chief Financial Officer in 2015  Previously Controller of City Bank and the Company for 14 and 5 years respectively  Began career in public accounting in 1994 by serving for seven years with a local firm in Lubbock, Texas  Cory T. Newsom President  Entire banking career with the Company focused on lending and operations  Appointed President and Chief Executive Officer of the Bank in 2008  Joined the Board in 2008  3

 Fourth Quarter and Full Year 2025 Highlights  4  Source: Company documents  Net interest margin is calculated on a tax-equivalent basis  Tangible book value per share is a non-GAAP measure. See appendix for the reconciliation of non-GAAP measures to GAAP  Loans Held for Investment  (“HFI”) $3.14 B  Average Yield on Loans  6.79%  Net Income   $15.3 M  EPS - Diluted  $0.90  Net Interest Margin (1)  (“NIM”) 4.00%  Total Deposits  $3.87 B  Return on Average Assets (“ROAA”) 1.36%  Efficiency Ratio   61.02%  For the full year 2025, the Bank delivered diluted earnings per share of $3.44 as compared to $2.92 in 2024  Achieved full year 2025 loan growth of 2.9%, in line with the Company’s low-mid single digit guidance.  Net interest margin expanded 25 bps to 4.00% in the 4Q’25 as compared to 3.75% in the 4Q’24, largely driven by a 28 bps decline in the average cost of deposits   Ended 2025 with a full year ROAA of 1.33% and efficiency ratio of 62.32%  Tangible book value per share rose 14.4% to $29.05 at December 31, 2025, as compared to $25.40 at December 31, 2024  Announced a definitive merger agreement with BOH Holdings, Inc. on December 1, 2025, as South Plains strengthens its position in the fast-growing Houston MSA  Full Year 2025  Net Income   $58.5 M  EPS - Diluted  $3.44  Tangible Book Value   Per Share (2)  $29.05  Organic Loan Growth   2.9%  Total Assets  $4.48 B  ROAA 1.33%  Efficiency Ratio   62.32%  Fourth Quarter 2025

 Definitive Merger Announced with BOH Holdings  Building a Bank for the Future  Houston  Odessa  Austin  Midland  > 1.4%  Situated in the some of the highest growth markets in the country  Projected 5-Year Population CAGR  > 1.0%  TX  NM  Lubbock  Dallas  South Plains Branch  (24)  BOH Branch  (2)  5  Strengthens Position in Houston Market  Enhances a top-tier community banking presence in one of the fastest-growing major U.S. MSAs  Creates a more balanced, diversified Texas franchise  Expands SPFI’s commercial and private banking relationships across Houston and surrounding counties  11% accretive to EPS with tangible book value earnback under 3 years  Drives improved profitability metrics and enhances long-term shareholder value  Well-structured transaction providing attractive valuation and low execution risk  Financially Compelling Transaction  Preserves a shared focus on relationship-based client service  Provides leadership depth to support continued expansion across high-growth markets  Strong cultural compatibility ensuring smooth integration and sustained franchise momentum  Adds Key Talent With Aligned Community Values

 Loan Portfolio  4Q'25 Highlights  Loans HFI increased by $91 million, or 3.0% from 3Q'25, primarily due to organic loan growth in multi-family property loans, direct energy loans, and other commercial loans.   The average yield on loans was 6.79% for 4Q'25, compared to 6.92% for 3Q’25  Loan interest income for 3Q’25 2025 included $640 thousand in interest and fees recognized related to the resolution of credit workouts. This positively impacted the loan yield by 8 basis points during 3Q’25  There was a recovery of $1.7 million in interest during 2Q’25, related to a full repayment of a loan that had previously been on nonaccrual. This recovery positively impacted the loan yield by 23 basis points during 2Q’25  Total Loans HFI  $ in Millions  6  Source: Company documents

 Attractive Markets Poised for Organic Growth  Permian Basin Basin  Dallas / Ft. Worth  The Permian Basin is the largest oil producing region in the U.S., spanning West Texas and southeastern New Mexico  Current oil production of 6.3 million barrels per day, representing ~48.5% of total U.S. production   Top operators in the region include ExxonMobil, Chevron, Pioneer Natural Resources, ConocoPhillips and EOG Resources  Largest MSA in Texas and fourth largest in the nation  Steadily expanding population that accounts for over 26% of the state’s population  Created the second most new jobs of any metro area in the U.S. in 2023  Generated more than $613 billion in GDP in 2023 accounting for 31% of Texas’ total GDP  Houston   Second largest MSA in Texas and fifth largest in the nation  The 7th largest metro economy in the U.S.   Would rank as the 23rd largest economy in the world with GDP of more than $550 billion in 2023  Called the “Energy Capital of the World,” the area also boasts the world’s largest medical center and second busiest port in the U.S.  Lubbock Basin  10th largest Texas city with a population exceeding 330,000 people  Major industries in agribusiness, education, and trade, among others  More than 55,000 college students with approximately 15,000 students entering the local workforce annually  One of the fastest-growing cities in the U.S. in 2023  7  (1) Permian Basin Data from Oil Price API

 Major Metropolitan Market Loan Growth  4Q'25 Highlights  Loans HFI in our major metropolitan markets(1) was $1.03 billion during 4Q'25  Our major metropolitan market loan portfolio represents 32.7% of the Bank’s total loans HFI on December 31, 2025  Planned merger with BOH Holdings, Inc., the parent company of Bank of Houston, would allow expansion in the Houston market.  At September 30, 2025, Bank of Houston had approximately $633 million in loans  Will provide important scale in one of the fastest growing MSAs in the country  Total Metropolitan Market(1) Loans  $ in Millions  8  5.00%  Source: Company documents; S&P Capital IQ Pro  (1) The Bank defines its “major metropolitan markets” to include Dallas, Houston and El Paso, Texas

 Loan HFI Portfolio  Loan Mix  Loan Portfolio ($ in millions)     Commercial C&D  $  138.7  Residential C&D     227.4  CRE Owner/Occ.  419.0  Other CRE Non Owner/Occ.     568.9  Multi-Family     229.7  C&I     483.1  Agriculture     166.6  1-4 Family     589.8  Auto     259.2  Other Consumer     62.1        Total  $  3,144.5  Fixed vs. Variable Rate   9  Source: Company documents  Data as of December 31, 2025

 Non-Owner Occupied CRE Portfolio  10  Details  NOO CRE was 37.0% of total loans HFI, consistent with 37.1% at September 30, 2025  NOO CRE portfolio is made up of $796.3 million of income producing loans and $368.4 million of construction, acquisition, and development loans  Estimated weighted average LTV of income-producing NOO CRE was 55%  Office NOO CRE loans were 4.5% of total loans HFI and had a weighted average LTV of 58%  NOO CRE loans past due 90+ days or nonaccrual: 19 basis points of this portfolio  NOO CRE(1) Sector Breakdown  Source: Company documents  Data as of December 31, 2025  (1) Non-owner occupied commercial real estate (“NOO CRE”)  Property Type ($ in millions)     Income-producing:   Multi-family  $  229.7   Retail  183.3   Office     141.3   Industrial     142.1   Hospitality     42.2   Other     57.7  Construction, acquisition, and development:      Residential construction     100.1   Other     268.3        Total  $  1,164.7

 Indirect Auto Overview  11  Source: Company documents  Data as of December 31, 2025  (1) Credit score level most recently obtained  Credit At Origination  Credit At December 31, 2025 (1)   Over 94% of the portfolio was originated in the Super Prime or Prime categories, with 5% Near Prime, allowing for normal credit deterioration  Based on most recent current credit scores, over 87% of the portfolio is in the Super Prime or Prime categories, with 5% in Near Prime  The portfolio totaled $241.4 million, compared to $238.6 million at September 30, 2025  Strong credit quality in the sector, positioned for resiliency across economic cycles(1):  Super Prime Credit (>719): $165.2 million  Prime Credit (719-660): $46.3 million  Near Prime Credit (659-620): $13.5 million  Sub-Prime Credit (619-580): $7.2 million  Deep Sub-Prime Credit (<580): $9.2 million  Loans past due 30+ days: 19 bps of this portfolio  Non-car/truck (RV, boat, etc.) 1.0% of this portfolio

 Noninterest Income Overview  Noninterest Income  $ in Millions  4Q'25 Highlights  Noninterest income was $10.9 million for 4Q'25, compared to $11.2 million for 3Q’25  The decrease from the third quarter of 2025 was primarily due to a decrease of $185 thousand in mortgage banking revenues, mainly due to the typical seasonal decline in mortgage loans originated for sale during the fourth quarter   12  Source: Company documents

 Mortgage Banking Revenue  Mortgage Servicing Rights Adjustments  $ in Thousands  4Q'25 Highlights  The decrease of $1.0 million in mortgage banking revenues was mainly due to:  The typical Q4 seasonal decline in mortgage loan originated for sale – 8% from 3Q’25  A $260 thousand increase in the quarterly MSR FV adjustment as interest rates that effect the value were more consistent in 4Q’25 as compared to 3Q’25  In 4Q’25, MSR’s were written down by $665 thousand as compared to a write-down of $925 thousand in 3Q’25  13  Source: Company documents  Note: Mortgage servicing rights (“MSR”); Mortgage Banking Revenue (“MBR”); MSR Fair Value (“MSR FV”)     4Q'25  3Q'25  2Q'25  1Q'25  4Q'24  Mortgage Banking Revenue  $  2,390  2,575  3,606  2,113  4,955                       MSR FV Adj.  $  (665)  (925)  (156)  (1,585)  1,450                  MBR Excluding MSR FV Adj  $  3,055  3,500   3,762  3,698  3,505                 MSR FV Adj. QoQ Delta  $  260  (769)  1,429  (3,035)  3,510

 Diversified Revenue Stream  Twelve Months Ended December 31, 2025  Total Revenues  $212.8 million  Noninterest Income  $44.9 million  14  Source: Company documents

 Net Interest Income and NIM  Net Interest Income & NIM(1)   $ in Millions  4Q'25 Highlights  Net interest income (“NII”) was unchanged from 3Q’25 at $43.0 Million  4Q'25 NIM decreased 5 bps to 4.00% as compared to 4.05% in 3Q’25, however:  3Q’25 NIM was 3.99% when excluding one-time interest and fees due to credit workouts of $640 thousand  2Q’25 NIM was 3.90% when excluding a one-time interest recovery of $1.7 million  15  3.54%  Source: Company documents  (1) NIM is calculated on a tax-equivalent basis

 Deposit Portfolio  Total Deposits  $ in Millions  4Q'25 Highlights  Total deposits of $3.87 billion at 4Q'25, essentially unchanged from 3Q'25   Cost of interest-bearing deposits decreased to 2.75% in 4Q’25 from 2.87% in 3Q’25  Cost of deposits decreased 9 bps to 2.01% in 4Q’25 from 2.10% in 3Q'25  Noninterest-bearing deposits to total deposits were 26.4% at December 31, 2025, modestly down from 27.1% at September 30, 2025  16  Source: Company documents

 Granular Deposit Base & Ample Liquidity  Total Borrowing Capacity  $1.93 Billion  17  Total Deposit Base Breakdown  Average deposit account size is approximately $37 thousand  City Bank’s percentage of estimated uninsured or uncollateralized deposits is 27% of total deposits  City Bank had $1.93 billion of available borrowing capacity through the Federal Home Loan Bank of Dallas (“FHLB”) and the Federal Reserve Bank of Dallas (“FRB”)  No borrowings utilized from these sources during 4Q'25  Source: Company documents  Data as of December 31, 2025

 Credit Quality  4Q'25 Highlights  Credit Quality Ratios  Net Charge-Offs to Average Loans  ACL(1) to Total Loans HFI  18  Provision for credit losses of $1.8 million in 4Q'25, compared to $500 thousand in 3Q'25  The increase in provision for 4Q’25 as compared to 3Q’25 was largely attributable to organic loan growth in the quarter   Source: Company documents  Allowance for Credit Losses (“ACL”)

 Investment Securities  4Q'25 Highlights  Investment securities totaled $567.5 million, or 12.7% of total assets  All securities are classified as available for sale  All municipal bonds are in Texas; fair value hedges of $118 million  All MBS, CMO, and Asset Backed securities are U.S. Government or GSE  Duration of the securities portfolio was 6.35 years at December 31, 2025  Securities Composition  $552.4  million  Securities & Cash  $ in Millions  19  Source: Company documents  Data as of December 31, 2025

 Noninterest Expense and Efficiency  Noninterest Expense  $ in Millions  4Q'25 Highlights  Total noninterest expense was unchanged from 3Q’25  There was as an increase of $1.1 million in professional service expenses related primarily to consulting on technology projects and other initiatives  Largely offset by a decrease of $1.0 million in personnel expense based on lower incentive-based compensation expense  Efficiency ratio of 61.0% in 4Q'25 as compared to 60.7% in 3Q'25  Will continue to manage expenses to drive profitability  20  Source: Company documents

 Balance Sheet Growth and Development  Balance Sheet Highlights  $ in Millions  Tangible Book Value Per Share(1)  21  Source: Company documents  (1) Tangible book value per share is a non-GAAP measure. See appendix for the reconciliation of non-GAAP measures to GAAP

 Strong Capital Base  Common Equity Tier 1 Ratio  Tier 1 Capital to Average Assets Ratio  Total Capital to Risk-Weighted Assets Ratio  22  Source: Company documents  Note: There was a decline in Total Capital at September 30, 2025 as a result of the redemption of $50 million in subordinated debt that was previously included in Tier 2 capital.  (1) Tangible common equity to tangible assets ratio is a non-GAAP measure. See appendix for the reconciliation of non-GAAP measures to GAAP      Tangible Common Equity to Tangible Assets Ratio(1)

 SPFI’s Core Purpose and Values Align Centered on Relationship-Based Business  Our Core Purpose is:   To use the power of relationships to help people succeed and live better  HELP ALL STAKEHOLDERS SUCCEED  Employees  great benefits and opportunities to grow and make a difference.  Customers  personalized advice and solutions to achieve their goals.  Partners  responsive, trusted win-win partnerships enabling both parties to succeed together.  Shareholders  share in the prosperity and performance of the Bank.  THE POWER OF RELATIONSHIPS  At SPFI, we build lifelong, trusted relationships so you know you always have someone in your corner that understands you, cares about you, and stands ready to help.   LIVE BETTER  We want to help everyone live better.   At the end of the day, we do what we do to help enhance lives. We create a great place to work, help people achieve their goals, and invest generously in our communities because there’s nothing more rewarding than helping people succeed and live better.   23

 Appendix  24

 Non-GAAP Financial Measures  25  Source: Company documents  $ in thousands, except per share data  For the quarter ended     December 31,  2025     September 30,  2025     June 30,  2025     March 31,  2025     December 31,  2024  Pre-tax, pre-provision income  Net income  $  15,254  $  16,318  $  14,605  $  12,294  $  16,497  Income tax expense  3,832  4,342  4,020  3,408  4,222  Provision for credit losses  1,775  500  2,500  420  1,200  Pre-tax, pre-provision income  $  20,861  $  21,160  $  21,125  $  16,122  $  21,919  As of      December 31,  2025     September 30,  2025     June 30,  2025     March 31,  2025     December 31,  2024  Tangible common equity                                            Total common stockholders’ equity  $  493,837     $  477,802     $  $ 454,074     $  $ 443,743     $  $ 438,949  Less:  goodwill and other intangibles     (20,448)        (20,580)        (20,732)        (20,884)        (21,035)                                               Tangible common equity  $  473,389     $  457,222     $  $ 433,342     $  $ 422,859     $  $ 417,914                                               Tangible assets                                            Total assets  $  4,480,500     $  4,479,437     $  $ 4,363,674     $  $ 4,405,209     $  $ 4,232,239  Less:  goodwill and other intangibles     (20,448)        (20,580)        (20,732)        (20,884)        (21,035)                                               Tangible assets  $  4,460,052     $  4,458,857     $  $ 4,342,942     $  $ 4,384,325     $  $ 4,211,204                                               Shares outstanding     16,293,577        16,247,839        16,230,475        16,235,647        16,455,826                                   Total stockholders’ equity to total assets     11.02%     10.67%     10.41%     10.07%     10.37%  Tangible common equity to tangible assets     10.61%     10.25%     9.98%     9.64%     9.92%  Book value per share  $  30.31  $  29.41  $  27.98  $  27.33  $  26.67  Tangible book value per share  $  29.05  $  28.14  $  26.70  $  26.05  $  25.40

 Additional Disclosures   Additional Information and Where to Find It  This communication is being made with respect to the proposed transaction involving South Plains and BOH. This material is not a solicitation of any vote or approval of the BOH shareholders and is not a substitute for the proxy statement/prospectus or any other documents that South Plains and BOH may send to their respective shareholders in connection with the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.  In connection with the proposed transaction involving South Plains and BOH, South Plains will file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) that will include a proxy statement for a special meeting of BOH’s shareholders to approve the proposed transaction and that will also constitute a prospectus for the shares of SPFI common stock that will be issued in the proposed transaction, as well as other relevant documents concerning the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, BOH will mail the proxy statement/prospectus to its shareholders. Shareholders are also urged to carefully review and consider South Plains’ public filings with the SEC, including, but not limited to, its proxy statements, its Annual Reports on Form 10-K, its Quarterly Reports on Form 10-Q, and its Current Reports on Form 8-K. Copies of the Registration Statement and proxy statement/prospectus and other filings incorporated by reference therein, as well as other filings containing information about South Plains, may be obtained, free of charge, as they become available at the SEC’s website at www.sec.gov. You will also be able to obtain these documents, when they are filed, free of charge, from South Plains at www.spfi.bank. Copies of the proxy statement/prospectus can also be obtained, when it becomes available, free of charge, by directing a request to South Plains Financial, Inc., 5219 City Bank Parkway, Lubbock, Texas 79408, Attention: Corporate Secretary, Telephone: 800-687-2265.  Participants in the Solicitation  South Plains, BOH and certain of their respective directors, executive officers and employees may, under the SEC’s rules, be deemed to be participants in the solicitation of proxies of BOH’s shareholders in connection with the proposed transaction. Information about South Plains’ directors and executive officers is available in its definitive proxy statement relating to its 2025 annual meeting of shareholders, which was filed with the SEC on April 9, 2025, and its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on March 7, 2025, and other documents filed by South Plains with the SEC. Other information regarding the persons who may, under the SEC’s rules, be deemed to be participants in the solicitation of proxies of BOH’s shareholders in connection with the proposed transaction, and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus regarding the proposed transaction and other relevant materials to be filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.     26